Exhibit 99.105

INVESTOR RIGHTS AGREEMENT

HARTREE PARTNERS, LP

and

BLUE MOON METALS INC.

MARCH 7, 2025

6.7	U.S. Demand Registration Rights	23
6.8	Registration in the United States	25
6.9	Other Registration Rights	25

ARTICLE 7 DUE DILIGENCE; INDEMNIFICATION		25

7.1	Establishment; Reasonable Investigation	25
7.2	Indemnification by the Corporation	25
7.3	Indemnification by the Investor	26
7.4	Contestation of Action by Indemnifying Parties	27
7.5	Survival	27

ARTICLE 8 MISCELLANEOUS		28

8.1	Termination	28
8.2	Survival	28
8.3	Notices	28
8.4	Amendments and Waivers	29
8.5	Assignment	29
8.6	Announcements	29
8.7	Successors and Assigns	30
8.8	Expenses	30
8.9	Further Assurances	30
8.10	Right to Injunctive Relief	30
8.11	Counterparts	30
8.12	No Partnership	30

SCHEDULES:

Schedule “A” - TECHNICAL COMMITTEE MANDATE

Schedule “B” - MOST FAVOURED NATION

Schedule “C” - REGISTRATION RIGHTS PROCEDURES

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the 7th day of March, 2025

BETWEEN:

Hartree Partners, LP, a limited partnership existing under the laws of Delaware (the “Investor”),

- and -

Blue Moon Metals Inc., a corporation existing under the laws of the Province of British Columbia (the “Corporation”).

WHEREAS in connection with a subscription agreement dated March 7, 2025 (the “Subscription Agreement”) between the Investor and the Corporation, the Corporation will issue Common Shares (as defined below) to the Investor;

AND WHEREAS in connection with the Investor agreeing to subscribe for and becoming the holder of such Common Shares, the Corporation has agreed to grant certain rights set out herein to the Investor, on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1          Defined Terms

For the purposes of this Agreement, unless the context otherwise requires or unless otherwise expressly set out herein, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as in effect on the date hereof;

“affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Agreement” means this Investor Rights Agreement, as amended from time to time;

“Anti-Corruption Laws” means the Criminal Code (Canada) (as amended); the Corruption of Foreign Public Officials Act (Canada) (as amended); the U.S. Foreign Corrupt Practices Act of 1977 (as amended); any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and any state, local or provincial anti-bribery or anti-corruption Law, or any other applicable anti-bribery or anti-corruption Laws;

“Anti-Money Laundering Laws” means applicable financial recordkeeping and reporting requirements, including those of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (as amended), the U.S. Currency and Foreign Transactions Reporting Act of 1970 (as amended), the applicable anti-money laundering statutes of all jurisdictions where the relevant entity or any of its subsidiaries conducts business, the rules and regulations thereunder, and any related or similar rules, regulations, or guidelines issued, administered, or enforced by any Governmental Body;

“Block Trade” has the meaning set out in Section 4.6;

“Block Trade Notice” has the meaning set out in Section 4.6;

“Blue Moon Entity” means the Corporation and any of its affiliates now or hereafter incorporated;

“Board” means the board of directors of the Corporation;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the Province of Ontario or the State of New York and (b) a day on which banks are generally closed in the Province of British Columbia, the Province of Ontario or the State of New York;

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, all as amended from time to time;

“Common Shares” means the common shares in the capital of the Corporation issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Confidentiality Agreement” means the confidentiality agreement dated December 16, 2024 between the Corporation and the Investor;

“Control” means the power, direct or indirect, to cause the direction of the management and policies of another entity, whether through the ownership of voting securities, by contract or otherwise;

“Corporation Observer” has the meaning set out in Section 5.1(c);

“Corporation Recipient” has the meaning set out in Section 5.1(g);

“Corporation Technical Representatives” has the meaning set out in Section 5.1(b);

“Dilutive Event” shall have the meaning set out in Section 0;

“Equity Securities” means collectively, equity or voting securities of the Corporation, whether or not currently authorized, including the Common Shares, as well as rights, options, or warrants to purchase such equity or voting securities, or securities of any type (including debt securities) whatsoever that are, or may become, convertible or exchangeable into or exercisable for equity or voting securities of the Corporation including the Common Shares;

“Excluded Securities” has meaning set out in Section 0;

“Exercise Notice” shall have the meaning set out in Section 3.3(a);

“Exercise Period” shall have the meaning set out in Section 3.3(a);

“Export Control Laws” means applicable Laws, and/or regulations governing exports, imports or re-exports to or from any country, including the export or re-export of goods, services or technical data from such country, or imposing trade embargoes or economic sanctions against other countries or persons;

“Governmental Body” means any (a) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the foregoing; (c) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, its members or any of the above; or (d) any court exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;

“Investor Confidential Information” has the meaning set out in Section 5.1(g);

“Investor Nominee” shall have the meaning set out in Section 2.1(a);

“Investor Observer” has the meaning set out in Section 5.1(c);

“Investor Percentage” means, at any particular time, the percentage equal to the fraction, the numerator of which is the number of Common Shares beneficially held by the Investor and/or its affiliates at such time, and the denominator of which is the number of the issued and outstanding Common Shares (on a non-diluted basis) at such time;

“Investor Representative” has the meaning set out in Section 5.1(f);

“Investor Technical Representative” has the meaning set out in Section 5.1(b);

“Issuance Notice” shall have the meaning set out in Section 3.2(a);

“Laws” means, with respect to any person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, writ, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Body that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Body, as amended;

“Letter Agreement” means the letter agreement dated December 17, 2024 between the Investor and the Corporation, including the schedules thereto;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Next Election” shall have the meaning set out in Section 2.1(a);

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Observer” has the meaning set out in Section 5.1(c);

“Offered Securities” shall have the meaning set out in Section 3.1;

“Participation Right” shall have the meaning set out in Section 3.1;

“Person” means and includes any individual, partnership, association, organization, firm, body corporate, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Body), agency, instrumentality or other entity, whether or not having legal status;

“Proposed Offering” shall have the meaning set out in Section 3.1;

“Reporting Jurisdictions” means British Columbia, Alberta and Quebec;

“Sanctioned Territory” means any country, region, or territory that is the subject or the target of comprehensive Sanctions, including, without limitation, Crimea, Luhansk and Donetsk Regions of Ukraine, Cuba, Iran, North Korea (Democratic People’s Republic of Korea) and Syria;

“Sanctions” means any economic sanctions or other regulations, orders, directives, or designations, which are imposed, administered or enforced from time to time, including but not limited to those administered by Australia, Canada, the European Union, the United Kingdom, the United Nations and/or the United States;

“Subscription Agreement” has the meaning set out in the recitals hereto;

“Technical Committee” has the meaning set out in Section 5.1(a);

“Technical Representative” has the meaning set out in Section 5.1(b);

“Third Party Participation Rights” has the meaning set out in Section Error! Reference source not found.;

“Top-Up Right” has the meaning set out in Section 3.8(a);

“Top-Up Right Acceptance Notice” has the meaning set out in Section 3.8(e);

“Top-Up Right Notice Period” has the meaning set out in Section 3.8(e);

“Top-Up Right Offer Notice” has the meaning set out in Section 3.8(d);

“Top-Up Shares” has the meaning set out in Section 3.8(a);

“Transfer” includes any direct or indirect transfer, sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, granting of any option, right or warrant to purchase (including any short sale, put option or call option) or other disposition;

“TSXV” means the TSX Venture Exchange; and

“Unsuitable Director” means a person who (i) has been at any time charged with (a) acting in material breach of the Law, (b) in breach of, or facilitating an offence under, Anti-Corruption Laws, Anti-Money Laundering Laws, Export Trade-Controls or Sanctions, (c) committing any serious criminal offense or (d) materially breaching any fiduciary or other duty to the Corporation or (ii) is the subject or target of any Sanctions. For purposes of this definition, the term “Unsuitable Director”shall not include any Person who has been charged with, but determined by a court of competent jurisdiction to have been not guilty or not civilly liable for, any such matters.

1.2           Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian dollars;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3           Entire Agreement

This Agreement and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including Schedule “B” to the Letter Agreement (except to the extent incorporated herein). There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

1.4           Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a)	This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(b)	Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2

BOARD OF DIRECTORS

2.1	Nomination Right

(a)	From the date hereof until December 31, 2025, the Investor shall have the right to designate one (1) nominee to serve as a director of the Corporation (such nominee, an “Investor Nominee”) for election to the Board until the next meeting of the Corporation’s shareholders following December 31, 2025, at which directors are to be elected (the “Next Election”). An Investor Nominee must: (i) consent in writing to serve as a director; (ii) be eligible to serve as a director (A) under the Act and (B) pursuant to the rules of the TSXV and any other stock exchange on which the Common Shares are then listed and/or traded; and (iii) not be an Unsuitable Director.

(b)	The Corporation shall promptly take all necessary steps to appoint an individual selected by the Investor in accordance with Section 2.1(a), as soon as practicable, to serve on the Board as the initial Investor Nominee until the Next Election. To the extent such appointment is not feasible under applicable corporate Laws and/or TSXV requirements, or in the event it is necessary to seek shareholder approval for the election of the initial Investor Nominee, the Corporation shall call and hold a meeting of its shareholders to consider the election of the Investor Nominee, and shall use its best efforts to obtain shareholder approval for the election of the Investor Nominee at such meeting, to enable the Investor Nominee to join the Board by no later than December 31, 2025 and to serve on the Board as the initial Investor Nominee until the Next Election.

(c)	At the Next Election and at each subsequent meeting of the Corporation’s shareholders at which directors are to be elected, the Investor shall have the right to nominate at least one (1) Investor Nominee for so long as the Investor Percentage is at least 10%. Notwithstanding the foregoing, if following the Next Election but prior to each subsequent meeting of the Corporation’s shareholders at which directors are to be elected which takes place after the Investor Percentage falls below 10%, the Investor has increased its Investor Percentage to at least 10%, the Investor’s nomination rights set out in this Section 2.1(c) shall be reinstated.

(d)	Subject to Section 2.1(b), the Corporation shall, in respect of every meeting of shareholders at which the election of directors to the Board is considered, and at every reconvened meeting following an adjournment or postponement thereof, identify the Investor Nominee as a “management nominee”in the Corporation’s proxy circular, include a recommendation to the shareholders to vote in favour of such Investor Nominee, and use its best efforts to obtain shareholder approval for the election of the Investor Nominee at such meeting (including (without limitation) by soliciting proxies in favour of the Investor Nominee) and to that end, (i) the Corporation shall support the Investor Nominee for election in a manner no less rigorous than the manner in which the Corporation supports all of its other nominees, (ii) use best efforts to cause the proxyholder named in the form of proxy on which management of the Corporation is soliciting proxies to vote the Common Shares in respect of which such proxyholder is granted a discretionary proxy, in favour of the election of the Investor Nominee at such meeting, and (iii) use its best efforts to cause the directors and officers of the Corporation to vote their Common Shares and any other shares of the Corporation entitled to vote in the election of directors in favour of the election of such Investor Nominee to the Board at such meeting.

(e)	The Corporation shall promptly advise the Investor in writing upon determining the date of an annual meeting of shareholders (or a special meeting of shareholders at which the election of directors to the Board is considered) and shall advise the Investor at least fifteen (15) Business Days prior to the date on which management proxy solicitation materials are to be finalized for the purpose of such meeting, and the Investor shall advise the Corporation in writing of the identity of its Investor Nominee at least ten (10) days prior to the mailing date. If the Investor does not advise the Corporation of the identity of its Investor Nominee prior to any such deadline, then the Investor will be deemed to have nominated its incumbent nominee.

(f)	In the event that an Investor Nominee is not elected to the Board at a meeting of shareholders or an Investor Nominee resigns as a director or otherwise refuses to or is unable to serve as a director for any reason, including as a result of death, resignation or disability, subject to Section 2.1(a), the Investor shall be entitled to designate a replacement Investor Nominee to replace such individual and the Corporation shall promptly take all necessary steps in accordance with Section 2.1(b) to appoint such replacement Investor Nominee to the Board within ten (10) Business Days, to serve as the Investor Nominee until the next meeting of shareholders at which the election of directors to the Board is considered.

(g)	Notwithstanding the foregoing, if the TSXV and any other stock exchange on which the Common Shares are then listed and/or traded objects to the Investor Nominee (including, for greater certainty, if the personal information form for an Investor Nominee is not approved by the TSXV or such other stock exchange), such Investor Nominee will immediately resign as a director of the Corporation, and the Investor shall have the right to nominate another Investor Nominee in accordance with Section 2.1(a).

(h)	All notices of Board meetings shall be delivered to the directors (including the Investor Nominee) in accordance with the by-laws of the Corporation.

2.2	Information Right

The Corporation shall provide to the Investor Nominee elected to the Board copies of all board packages, notices, minutes, opinions, consents and other materials that it provides to the Board or committee members, including any draft versions, proposed written consents, and exhibits and annexes to any such materials, at the same time and in the same manner as such information is delivered to the Board or committee members. The Corporation hereby consents to the Investor Nominee sharing any such information with the Investor on a confidential basis (for clarity, the Investor Nominee may, but is not required to, share any such information with the Investor). Notwithstanding the foregoing, the Corporation agrees that if the Investor Nominee provides written notice at any time that they would like to stop receiving any or all of such documents and other information, the Corporation shall immediately stop providing such documents and other information to the Investor Nominee (unless and until such time as the Investor Nominee provides written notice to the Corporation that they would like to resume receiving such documents and other information).

2.3           Directors’ Liability Insurance and Fees, Costs and Expenses

The Corporation hereby agrees to maintain directors’ liability insurance that provides adequate and customary coverage limits and terms for similar companies. The Investor Nominee shall be entitled to the benefit of any directors’ liability insurance, as well as to any indemnity to which other directors of the Corporation are entitled in the same form to which other directors of the Corporation are entitled. Provided the Investor nominee is independent of the Investor, the Investor Nominee shall also be entitled to the benefit of any director’s fees and reimbursements of costs and expenses to which other non-executive directors of the Corporation are entitled.

2.4	Corporate Governance and Consultation Right

(a)	For as long as the Investor Percentage is at least 10%, the Corporation shall maintain a Board consisting of no more than nine (9) directors, unless consented to in writing by the Investor.

(b)	For as long as the Investor Percentage is at least 5%, the Corporation shall work collaboratively and consult in good faith with the Investor on corporate governance matters including:

(i)	reconstituting the Board with up to nine (9) directors, including the Investor Nominee, by June 2026 with representation among the directors covering, among other things, skillsets related to mining technical matters (exploration, underground mining and project construction), ESG standards, Norwegian business operations, and legal knowledge and skills;

(ii)	composition of the Board’s committees; and

(iii)	project construction decisions and key project management personnel hires.

ARTICLE 3

PARTICIPATION RIGHT

3.1           Issuance of Additional Securities

Subject to Section 3.9, the Corporation hereby grants to the Investor the right (the “Participation Right”) (directly or through an affiliate), for as long as the Investor Percentage is at least 5%, to purchase up to such number of the Equity Securities (the “Offered Securities”) that the Corporation may from time to time issue from treasury or sell to any Person, whether pursuant to a public offering, private placement or otherwise (each, a “Proposed Offering”), that will allow the Investor to maintain its then Investor Percentage upon completion of such Proposed Offering, assuming the conversion, exchange or exercise in full of any convertible securities included in such Offered Securities, subject to any TSXV, other stock exchange, or Canadian Securities Laws requirements as may be applicable.

3.2	Additional Issuance Notices

(a)	The Corporation shall give written notice (each, an “Issuance Notice”) of any Proposed Offering described in Section 3.1 to the Investor within five (5) Business Days after any meeting of the Board at which any such issuance or sale is approved and, in any case, by no later than the initial public announcement of any Proposed Offering. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective subscriber/transferee seeking to purchase Offered Securities and shall set forth the material terms and conditions of the Proposed Offering, including:

(i)	the number and description of the Offered Securities proposed to be issued and the percentage of the Corporation’s outstanding Equity Securities such issuance would represent;

(ii)	the total number of the then issued and outstanding Common Shares (which shall include any Common Shares to be issued to Persons having similar participation rights);

(iii)	the proposed issuance date, which shall be at least ten (10) Business Days from the date of the Issuance Notice;

(iv)	the proposed purchase price per security and the rights, privileges, restrictions, terms and conditions or other terms of such Offered Securities and such issuance;

(v)	if there is any non-cash consideration, a description of such non-cash consideration in sufficient detail to permit the Investor to assess the fair market value of such non-cash consideration and the good faith calculation of the fair market value of such non-cash consideration by the Board;

(vi)	the expected use of proceeds of such Proposed Offering;

(vii)	all of the other material terms and conditions of the Proposed Offering;

(viii)	the Investor Percentage that the Investor would have if the Investor did not exercise in full its Participation Right and all of the Offered Securities under the Proposed Offering are issued (and, in the case of convertible securities, converted or exchanged into, or exercised for, Common Shares or other Equity Securities of the Corporation); and

(ix)	the applicable exemption(s) (if any) from prospectus requirements applicable to the Proposed Offering.

(b)	If the Offered Securities are being offered by the Corporation on different terms to different purchasers, then each such transaction shall be treated as a separate Proposed Offering for the purposes of this Article 3.

3.3	Exercise of Pre-Emptive Rights

(a)	The Investor shall for a period of seven (7)] Business Days after the receipt of an Issuance Notice (the “Exercise Period”) have the right to elect irrevocably to purchase all or any portion of its pro rata portion of the Offered Securities at the purchase price and on substantially the same terms and conditions set forth in the Issuance Notice by delivering a written notice to the Corporation (an “Exercise Notice”) (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable Law from participating on substantially the terms and conditions of an issuance, the Corporation shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit). Such Exercise Notice shall specify (i) the number of Offered Securities the Investor wishes to acquire under the Proposed Offering (which, for greater certainty, shall only be up to such number of Offered Securities as would permit it to maintain its Investor Percentage after taking account the issuance of Offered Securities pursuant to the Proposed Offering and assuming the conversion, exchange or exercise in full of any convertible securities to be issued pursuant to the Proposed Offering), and (ii) the number of Equity Securities that the Investor and its affiliates then hold.

(b)	If the Corporation receives an Exercise Notice from the Investor, then the Corporation shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the TSXV and any other stock exchange on which the Common Shares are then listed and/or traded and any required approvals under Canadian Securities Laws and any shareholder approval required under applicable Law), which approvals the Corporation shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and using its commercially reasonable efforts to cause the management and each member of the Board to vote their Common Shares and any shares of the Corporation entitled to vote in the matter and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor), issue to the Investor, against payment of the subscription price payable in respect thereof, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(c)	If the Corporation is required by the TSXV or otherwise under applicable Law to seek shareholder approval for the issuance of the Offered Securities to the Investor, then the Corporation shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within seventy five (75) days after the date that the Corporation is advised that it will require shareholder approval, and shall use its commercially reasonable efforts to obtain shareholder approval for the issuance of the Offered Securities to the Investor at such meeting of shareholders. The Corporation shall solicit proxies from the shareholders of the Corporation for use at such meeting to obtain such approval. Any dilution to the Investor Percentage resulting from any Proposed Offering will be disregarded for purposes of determining, prior to the time the Investor may exercise its Participation Right in respect of such Proposed Offering, whether the Investor has maintained the required Investor Percentage for the purposes of this Agreement.

(d)	If the Investor fails to deliver an Exercise Notice within the Exercise Period, then any right of the Investor to subscribe for any Offered Securities in connection with the Proposed Offering to which such Exercise Period relates shall be extinguished.

(e)	The closing of any purchase of Offered Securities by the Investor shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided that the closing of any purchase of Offered Securities by the Investor may be extended beyond the closing of the transaction in the Issuance Notice to the extent necessary to (i) obtain shareholder approval in accordance with Section 3.3(c); (ii) obtain required approvals from Governmental Bodies and other required third party approvals or consents (and the Corporation shall use its commercially reasonable efforts to obtain such approvals); and (iii) permit the Investor to complete its internal funding process following the Exercise Period, provided the extension under this Section 3.3(e)(iii) shall not exceed thirty (30) days.

(f)	Notwithstanding the foregoing, if any Proposed Offering to which this paragraph applies is to be conducted on a “bought deal”basis, then all of the periods for response herein shall be reduced to being “as soon as reasonably practicable and without undue delay”by the Investor acting reasonably and in good faith, having regard to the specific circumstances surrounding such bought deal Proposed Offering. In the event that the circumstances surrounding the “bought deal”require that the Investor provide confirmation of its participation within a period of less than five (5) Business Days so as to not jeopardize the Corporation’s ability to complete the transaction then, in the event that the Investor chooses not to participate, such “bought deal”shall constitute a Dilutive Event for the purposes of this Agreement in accordance with Section 3.6(d).

(g)	The Corporation acknowledges, and agrees to comply with, its “most favoured nation” covenants under the Letter Agreement in respect of any Proposed Offering for which an Issuance Notice is required to be delivered on or prior to December 31, 2025, as set forth in Schedule “B”hereto.

3.4	Sales to Prospective Buyer

(a)	If the Investor fails to elect to purchase any of the Offered Securities prior to the end of the Exercise Period, the Corporation shall be free to complete the proposed issuance described in the Issuance Notice with respect to which the Investor failed to exercise the option in accordance with Section 3.3 on terms no less favourable to the Corporation than those set forth in the Issuance Notice (except that the amount of Offered Securities to be issued or sold by the Corporation may be reduced); provided that: (i) such issuance or sale is closed within thirty (30) calendar days after the expiration of the Exercise Period (subject to the extension of such period for a reasonable time not to exceed sixty (60) calendar days to the extent reasonably necessary to obtain any necessary approvals); and (ii) for the avoidance of doubt, the price at which the Offered Securities are sold is at least equal to or higher than the purchase price described in the Issuance Notice.

(b)	If the Corporation has not sold such Offered Securities within such time period, the Corporation shall not thereafter issue or sell any Offered Securities without first again offering such securities to the Investor in accordance with the procedures set forth in this Article 3.

3.5	Closing of the Issuance

(a)	Upon the issuance of any Offered Securities in accordance with Section 3.3, the Corporation shall deliver to the Investor certificates (if any) evidencing the Offered Securities, which Offered Securities shall be issued free and clear of any adverse claims (other than those arising hereunder, those attributable to the actions of the Investor and any applicable statutory hold periods in connection with Canadian Securities Laws), and the Corporation shall so represent and warrant to the Investor, and further represent and warrant to the Investor that such Offered Securities shall be, upon issuance thereof to the Investor and after payment therefor, duly authorized, validly issued, fully paid and non-assessable.

(b)	The Investor shall deliver to the Corporation the purchase price for the Offered Securities purchased by it by certified bank cheque, bank draft or wire transfer of immediately available funds. Each party to the purchase and sale of Offered Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

3.6	Issuances Not Subject to Participation Rights

Sections 3.1 to 3.5 inclusive will not apply to the following issuances of Equity Securities (the “Excluded Securities”) (each such issuance of securities pursuant to this Section 0 hereof being referred to as a “Dilutive Event”):

(a)	pursuant to any stock option plan or other similar equity incentive or securities-based compensation plan for directors, officers, employees and consultants as approved by the Board and that complies with TSXV requirements;

(b)	issued upon the exercise or conversion of any securities that were issued by the Corporation and outstanding prior to the date hereof, or that were issued by the Corporation after the date hereof in compliance with Sections 3.1 to 3.5;

(c)	issued in connection with any share split, share dividend or capital reorganization of the Corporation in which all shareholders (including the Investor) are affected equally, or in connection with a rights offering that is open to all shareholders of the Corporation (including the Investor);

(d)	securities issued pursuant to a Proposed Offering conducted on a “bought deal” basis and in respect of which the Investor has chosen not to exercise its Participation Rights in accordance with Section 3.3(f);

(e)	issued as consideration for any arm’s length acquisitions of property, assets or services, or as consideration for the provision of debt financing, provided that any such proposed Dilutive Event related to the provision of debt financing that would result in the issuance of more than ten percent (10%) of the then issued and outstanding Common Shares would require prior consultation with the Investor;

(f)	issued to agents or underwriters engaged by the Corporation in connection with capital raising activities undertaken by the Corporation or on the exercise, conversion or exchange of any exercisable, convertible or exchangeable securities of the Corporation issued to such agents or underwriters, including broker warrants in each case to the extent such issuance represents compensation paid by the Corporation to such agents or underwriters; and

(g)	an offering of Equity Securities made to the Investor and its affiliates only.

3.7           No Conflict with Shareholders’ Rights Plan

The Corporation shall ensure that any shareholder rights plan or similar instrument adopted by the Corporation shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its pre-emptive rights under this Article 3.

3.8	Top-Up Right

(a)	The Investor shall have a right (the “Top-Up Right”) to subscribe for Common Shares (the “Top-Up Shares”) in respect of any Excluded Securities that the Corporation may from time to time issue after the date of this Agreement, subject to any approvals of the TSXV or pursuant to Canadian Securities Laws as may then be applicable. The number of Common Shares that may be subscribed for by the Investor pursuant to the Top-Up Right shall be such number of Common Shares to return the Investor Percentage to the same percentage as it was immediately prior to each issuance of Excluded Securities.

(b)	The Top-Up Right may be exercised on a quarterly basis as set out in Section 3.8(d). Any decrease in the Investor Percentage resulting from the issuance of Excluded Securities during a fiscal quarter of the Corporation will be disregarded for the purposes of determining, prior to the time the Investor may exercise its Top-Up Right pursuant to Section 3.8(d) in respect of the issuance of Excluded Securities during such fiscal quarter. The Top-Up Right shall be effected through subscriptions for Common Shares of the Corporation for a price per Common Share equal to the volume weighted average price of the Common Shares on the TSXV for the five (5) trading days preceding the delivery of the Top-Up Right Acceptance Notice to the Corporation or, if lower than the five (5)-day volume weighted average price, for a price per Common Share equal to the price or deemed price at which the Excluded Securities related to the Top-Up Right were issued, in each case subject to approval by the TSXV.

(c)	In the event that any exercise of a Top-Up Right shall be subject to the approval of the Corporation’s shareholders, the Corporation shall recommend the approval of such Top-Up Right at the next meeting of shareholders that is convened by the Corporation in order to allow the Investor to exercise its Top-Up Right and shall solicit proxies in support thereof.

(d)	Within fifteen (15) Business Days following the end of each fiscal quarter of the Corporation, the Corporation shall send a written notice to the Investor (the “Top-Up Right Offer Notice”) specifying: (i) the number of Excluded Securities issued during such fiscal quarter; (ii) the expected use of proceeds from any exercise of the Top-Up Right by the Investor; (iii) the total number of the then issued and outstanding Common Shares (which shall include any securities to be issued to Persons having similar participation rights); and (iv) the Investor Percentage (based on the last publicly reported ownership figures of the Investor and the number of issued and outstanding Common Shares in (iii) above) assuming the Investor did not exercise its Top-Up Right.

(e)	The Investor shall have a period of ten (10) Business Days from the date of the Top-Up Right Offer Notice (the “Top-Up Right Notice Period”) to notify the Corporation in writing (the “Top-Up Right Acceptance Notice”) of the exercise, in full or in part, of its Top-Up Right. The Top-Up Right Acceptance Notice shall specify the number of Common Shares subscribed for the by the Investor pursuant to the Top-Up Right. If the Investor fails to deliver a Top-Up Right Acceptance Notice within the Top-Up Right Notice Period, then the Top-Up Right of the Investor in respect of the issuances of Top-Up Shares during the applicable fiscal year is extinguished. If the Investor gives a Top-Up Right Acceptance Notice, the sale of the Excluded Securities to the Investor shall be completed as soon as reasonably practicable thereafter.

(f)	If a Top-Up Right Acceptance Notice is not delivered to the Corporation by the Investor in compliance with Section 3.8(e), the Investor’s right to exercise its Top-Up Right in respect of the Excluded Securities described in such Top-Up Right Offer Notice shall be extinguished, and such Excluded Securities shall not be included in any future Top-Up Right Offer Notice.

3.9	Regulatory and Shareholder Approval Requirements

In no event shall the exercise of the Participation Right and Top-Up Right in accordance with this Article 3 result in the Investor Percentage being equal to or above 20%, unless and until the Corporation has first received the requisite TSXV and shareholder approvals in accordance with the policies of the TSXV (or such approvals as may be required pursuant to the rules of any other stock exchange on which the Common Shares are listed) and with Canadian Securities Laws. If, the exercise of the Participation Right and Top-Up Right by the Investor results in a requirement for the Corporation to obtain shareholder approval (as the sole reason to obtain such shareholder approval, and not, for greater certainty, if shareholder approval is required by reason of the size of the Proposed Offering which triggers the Participation Right or for any other reason), the Investor shall initially accept such lesser amount of Common Shares or other Equity Securities, as applicable, as will not trigger such requirement, until such time as all requisite shareholder and stock exchange approvals are received before accepting the remaining Common Shares or other Equity Securities, as applicable, pursuant to such exercise of Participation Right and Top-Up Right.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

4.1           Compliance with Laws

The Corporation will undertake to comply in all material respects with the requirements of all Laws applicable to it or to its business or property, the Corporation has all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations that are required in order to permit the Corporation to own or lease its properties and assets and to carry on their business as presently conducted and that are material to the business of the Corporation.

4.2	Compliance with Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions Laws and Export Control Laws

The Corporation hereby represents, warrants and covenants to the Investor as follows:

(a)	The Corporation will undertake to, and shall procure that any and all employees, agents, related entities, and third parties acting on its behalf, comply with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions, and ensure that no business is done directly or indirectly in any Sanctioned Territory, with individuals or entities that are the subject or target of any Sanctions and/ or Export Control Laws, or with entities owned 50%, directly or indirectly, or controlled, as applicable, by any such individuals or entities. The operations of Blue Moon Entities are and have been conducted at all times in compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Export Control Laws and Sanctions, and no action, suit, or proceeding by or before any court or governmental or regulatory agency, authority, or body or any arbitrator involving any Blue Moon Entity, with respect to any applicable Anti-Corruption Laws, Anti-Money Laundering Laws, Export Control Laws or Sanctions is pending or, to the Corporation’s knowledge, threatened. The Corporation will undertake to implement appropriate policies and procedures designed to reasonably assure compliance with this Section 4.2(a).

(b)	No Blue Moon Entity nor any director, officer, partner or employee of a Blue Moon Entity nor, to the Corporation’s knowledge, any third-party agent, affiliate, or other person associated with or acting on behalf of a Blue Moon Entity has, nor will in the future: (i) use any funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) make or take an act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing (including tribal, native title holding, or indigenous leaders), or any political party or party official or candidate for political office; (iii) violate any provision of the Anti-Money Laundering Laws, Anti-Corruption Laws, Export Control Laws or Sanctions; or (iv) make, offer, agree, request or take an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback, or other unlawful or improper payment or benefit. The Corporation has instituted, and maintains and enforces, policies and procedures designed to promote and ensure compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions.

(c)	No Blue Moon Entity nor any directors, officers, partner or employees of a Blue Moon Entity, nor, to the Corporation’s knowledge, any third-party agent, affiliate, or other person associated with or acting on behalf of a Blue Moon Entity, is currently the subject or the target of any Sanctions, nor is any Blue Moon Entity located, organized, or resident in a Sanctioned Territory, and the Corporation will not directly or indirectly use the proceeds of the transaction hereunder, or lend, contribute, or otherwise make available such proceeds to any subsidiary, joint venture partner, or other person or entity: (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, or; (ii) to fund or facilitate any activities of or business in any Sanctioned Territory; or (iii) in any other manner that will result in a violation by any person of Sanctions. None of the Blue Moon Entities have knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions, any person owned 50% or more, directly or indirectly, or controlled, as applicable, by such person, or with any Sanctioned Territory.

(d)	The Corporation shall immediately notify the Investor upon becoming aware of any breach or suspected breach of Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

4.3	Covenant to Remain a Reporting Issuer

The Corporation shall, during the term of this Agreement, use commercially reasonable efforts to:

(a)	maintain the Corporation’s status as a “reporting issuer” not in default under the Canadian Securities Laws in each of the Reporting Jurisdictions; and

(b)	maintain the listing of the Common Shares on the TSXV, the Toronto Stock Exchange or another stock exchange acceptable to the Investor;

provided that these covenants shall not restrict or prevent the Corporation from engaging in or completing any transaction which would result in the Corporation ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the TSXV, so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada, the NYSE, AMEX, LSE, NASDAQ or such other exchange as may be agreed upon by the Corporation and the Investor, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws.

4.4            Constitutional Documents

The Corporation shall maintain articles and by-laws that are consistent with the terms set forth in this Agreement.

4.5	Other Investor Rights Agreements

(a)	As at the date of this Agreement, no Person has any pre-emptive right, participation right or other right to purchase any of the Common Shares or other Equity Securities (a “Third Party Participation Right”), except as disclosed by the Corporation in its continuous disclosure filings or as disclosed to the Investor by the Corporation prior to the date of this Agreement.

(b)	Following December 31, 2025, and for so long as the Investor Percentage is at least 5% or more, if the Corporation grants to any Person a Third Party Participation Right, or amends the terms of an existing Third Party Participation Right, it shall, subject to compliance with applicable securities laws, promptly, but no later than three (3) Business Days after granting or amending such Third Party Participation Right, provide notice of such grant or amendment to the Investor, which notice shall include a copy of the contract or agreement (including any amendments thereto), subject to redaction for any information which is confidential or commercially sensitive and which does not relate to the grant of the Third Party Participation Right, pursuant to which the Person is entitled to such Third Party Participation Right.

4.6            Block Trades

If any one of the Corporation’s top ten (10) shareholders, or their respective representatives, provides the Corporation with notice of such shareholder’s intention to dispose of its Common Shares representing at least 2.5% of the then issued and outstanding Common Shares (each a “Block Trade”), the Corporation shall promptly (and in any event within two (2) Business Days upon receipt by the Corporation of such shareholder’s notice) notify the Investor, in writing, of the details of such proposed Block Trade (the “Block Trade Notice”). The Block Trade Notice shall include, to the extent known to the Corporation upon reasonable inquiry, (i) a description and the number of Common Shares and/or other securities of the Corporation exercisable, exchangeable or convertible into Common Shares, to be sold, (ii) the proposed purchase price and (iii) the material terms and conditions upon which the proposed Block Trade is to be made.

ARTICLE 5

COMMITTEES

5.1	Technical Committee

(a)	In order to facilitate communication between the Corporation and the Investor with respect to exploitation, technical, operating, exploration, sustainability and external relations matters, the Corporation shall form a Board committee (the “Technical Committee”) on or before March 14, 2025. The mandate of the Technical Committee shall be substantially in the form attached as Schedule “A”hereto.

(b)	Subject to Section 2.4(b), the Board shall have the right, in its sole discretion, to (i) determine the number of members and composition of the Technical Committee (which shall be no less than three (3) members), and (ii) grant observation rights to individuals to attend and participate in meetings of the Technical Committee; provided that subject to this Section 5.1, the Investor shall be entitled to appoint one member to the Technical Committee until such time as the delivery of first concentrate from the Corporation’s Nussir project occurs. Each member of the Technical Committee shall be referred to as a “ Technical Representative”. The Technical Representatives appointed by the Corporation shall be referred to as the “Corporation Technical Representatives” and the Technical Representative appointed by the Investor (if any) shall be referred to as the “Investor Technical Representative”.

(c)	In lieu of appointing an Investor Technical Representative, subject to this Section 5.1, the Investor may at its option, designate from time to time, one observer to attend meetings of the Technical Committee. If the Investor wishes to invite an observer in addition to the Investor Technical Representative, it shall provide the Corporation with reasonable prior written notice of the name and position held by such observer in advance of any meeting to be attended by such observer. Attendance on behalf of the Investor by any additional observer(s) will be subject to approval by the Corporation, such approval not to unreasonably withheld, conditioned or delayed. For greater certainty, the Corporation may invite additional observers to attend meetings of the Technical Committee, without the prior approval of the Investor, provided that if such observer is not a Corporation employee, the Corporation shall provide written notice thereof to the Investor. Each observer on the Technical Committee shall be referred to as an “Observer”. An Observer invited by the Investor shall be referred to as the “Investor Observer”. An Observer invited by the Corporation shall be referred to as the “Corporation Observer”.

(d)	The Investor may appoint or remove an Investor Technical Representative by providing written notice to the Corporation. The Corporation may appoint or remove, in its sole discretion and without notice to the Investor, a Corporation Technical Representative, unless such replacement Corporation Technical Representative is not an employee of the Corporation, in which case the Corporation shall provide written notice to the Investor. Subject to the written consent of the Corporation, such consent not to be unreasonably withheld, conditioned or delayed, an Investor Technical Representative may be represented at any meeting of the Technical Committee by an alternate designated by the Investor Technical Representative; provided that the Investor Technical Representative shall provide the Corporation with reasonable prior written notice of the name and position held by such alternate technical representative in advance of any meeting to be attended by such alternate. The Corporation may appoint an alternate Corporation Technical Representative in its sole discretion and without notice to the Investor. Any alternate so acting shall be deemed to be a Technical Representative.

(e)	The Technical Committee shall meet at least once every quarter (or more frequently upon the reasonable request of the Investor, the Investor Technical Representative or the Investor Observer) to receive an update on the Corporation’s properties and to discuss the Corporation’s operations, plans, budgets and objectives, including those related to geological, environmental, community engagement, infrastructure, mining, processing and refining matters, to the extent applicable. Written notice of such meetings shall be provided by the Corporation to the Technical Representatives and to the Observer(s), if applicable. The Technical Committee shall provide the Investor with written reports regarding the Corporation’s properties on a quarterly basis.

(f)	The parties acknowledge and agree that the Confidentiality Agreement shall apply, mutatis mutandis, with respect to the subject matter hereof (except as expressly modified herein). For clarity, any Confidential Information (as such term is defined in the Confidentiality Agreement) received by the Investor Technical Representative or Investor Observer in his or her capacity as a member or observer of the Technical Committee may be provided to the Investor, its affiliates and any of their respective directors, officers, employees, Consultants (as defined in the Confidentiality Agreement), agents or representatives that have an obligation of confidentiality to the Investor or its affiliates in respect of such information (each an “Investor Representative”). Each Investor Representative shall, and the Investor shall cause each Investor Representative, for a period of two (2) years from the date the Confidential Information is disclosed to the Investor Representative or, if earlier, until such Confidential Information no longer constitutes Confidential Information (except Confidential Information containing personally identifiable information will remain as such indefinitely), to:

(i)	retain such Confidential Information in confidence;

(ii)	not release or disclose such Confidential Information in any manner to any other person without the Corporation’s prior written consent, other than to an Investor Representative that:

A.	has a need to know such information; and

B.	is informed of the confidential nature thereof; and

(iii)	use the Confidential Information only in connection with:

A.	the rights of the Investor under this Agreement or to enforce such rights; or

B.	for the purposes of the Technical Committee, and not for any other purpose;

provided that the foregoing restrictions shall not apply to the extent such Confidential Information was (i) known by the Investor without restriction before receipt of the Confidential Information, (ii) publicly available through no fault of the Investor, (iii) rightfully received by the Investor from a third party without a duty of confidentiality or (iv) independently developed by the Investor. The Investor shall be responsible for any disclosure or use of any Confidential Information by an Investor Representative in contravention of this Agreement and the Corporation will not be required to first assert a claim against any such Investor Representative as a condition of seeking or obtaining a remedy against the Investor. Prior to receiving any Confidential Information, each Investor Technical Representative and each Investor Observer that is not a director, officer or employee of the Investor and each other Investor Representative or Investor Observer that is not otherwise subject to confidentiality obligations to the Investor that are no less stringent than those set forth in the Confidentiality Agreement, shall first enter into a confidentiality agreement with the Corporation on terms and conditions substantially similar to those set out in the Confidentiality Agreement and satisfactory to the Corporation. For greater certainty, if the Confidentiality Agreement expires, the Investor agrees to enter into a confidentiality agreement with the Corporation on terms and conditions substantially similar to those set out in the Confidentiality Agreement for so long as the Investor is entitled to appoint a Technical Representative.

(g)	Any confidential or proprietary information of the Investor disclosed by the Investor, its affiliates or any of their respective directors, officers, employees, Consultants, agents or representatives as part of the Technical Committee meetings, discussions, or analyses, shall be considered “Investor Confidential Information”. The Corporation and its affiliates, each Corporation Technical Representative, each Corporation Observer, and any of their respective, directors, officers, employees, Consultants, agents or representatives that receives any Investor Confidential Information (a “Corporation Recipient”) shall, and the Corporation shall cause each Corporation Recipient, for a period of two (2) years from the date the Investor Confidential Information is disclosed to the Corporate Recipient or, if earlier, until such Confidential Information no longer constitutes Investor Confidential Information (except Investor Confidential Information containing personally identifiable information will remain as such indefinitely), to:

(i)	retain any Investor Confidential Information in confidence;

(ii)	not release or disclose Investor Confidential Information in any manner to any other person without the Investor’s prior written consent, other than to a Corporation Recipient who:

A.	has a need to know such information; and

B.	is informed of the confidential nature thereof; and

(iii)	use the Investor Confidential Information only in connection with:

A.	the rights of the Corporation under this Agreement or to enforce such rights; or

B.	for the purposes of the Technical Committee, and not for any other purpose.

provided that the foregoing restrictions shall not apply to the extent such Confidential Information was (i) known by the Corporation without restriction before receipt of the Confidential Information, (ii) publicly available through no fault of the Corporation, (iii) rightfully received by the Corporation from a third party without a duty of confidentiality or (iv) independently developed by the Corporation. The Corporation shall be responsible for any disclosure or use of any Investor Confidential Information by a Corporation Recipient in contravention of this Agreement and the Investor will not be required to first assert a claim against any such Corporation Recipient as a condition of seeking or obtaining a remedy against the Corporation. Prior to receiving any Investor Confidential Information, each Corporation Technical Representative and Corporation Observer that is not a director, officer or employee of the Corporation and each other Corporation Technical Representative and Corporation Observer that is not otherwise subject to confidentiality obligations to the Corporation that are no less stringent than those set forth in the Confidentiality Agreement, shall first enter into a confidentiality agreement with the Investor on terms and conditions substantially similar to those set out in this Section 5.1(g) and satisfactory to the Investor. For greater certainty, if the Confidentiality Agreement expires, the Corporation agrees to enter into a confidentiality agreement with the Investor on terms and conditions substantially similar to those set out in the Confidentiality Agreement for so long as the Investor is entitled to appoint a Technical Representative.

(h)	The Technical Committee shall not have authority to control the management of the Corporation or any of its affiliates, or be responsible for the decisions of management or the Board or any of its affiliates. The Technical Committee will be advisory only, with no authority to bind the Corporation, or any of its affiliates, or direct the business and affairs of the Corporation, or any of its affiliates, except as provided in the mandate of the Technical Committee as approved by the Board. The recommendations and advice of the Technical Committee are subject in all instances to the determinations of management and the Board. The Technical Representatives shall not receive any compensation for service on the Technical Committee, except for reimbursement of reasonable and documented expenses incurred for attending meetings.

(i)	The Technical Committee may establish such procedures and policies as it considers necessary or advisable.

ARTICLE 6

REGISTRATION RIGHTS

6.1	Demand Registration Rights

(a)	At any time after January 1, 2026, provided that the Investor Percentage is at least 5%, the Investor may, upon written notice to the Corporation, ask the Corporation to make a public offering of Common Shares or securities convertible, exercisable or exchangeable for Common Shares through a prospectus in accordance with applicable Canadian Securities Laws (a “Public Offering”) in Canada (in those provinces and territories in which it is already a reporting issuer) (the “Demand Registration Right”) for Common Shares or securities convertible, exercisable or exchangeable for Common Shares then held by the Investor and its affiliates (the “Eligible Securities”). All requests submitted under this Section 6.1 shall specify the total number or amount of Eligible Securities to be included in the Public Offering as well as the terms for making the said Public Offering and the underwriter(s) who will conduct it (the “Demand Registration Notice”). The Corporation shall, subject to applicable Canadian Securities Laws, make reasonable commercial efforts so that the Eligible Securities for which the Investor exercises its Demand Registration Right are qualified for distribution according to the terms set forth in the Demand Registration Notice as soon as practicable, but in any event, within forty five (45) days following receipt of the Demand Registration Notice by the Corporation (a “Demand Registration”), and the procedures set forth in Schedule “C” shall apply. Notwithstanding the foregoing, (i) the Corporation will, subject to applicable Canadian Securities Laws, satisfy any Demand Registration at any time that a base shelf prospectus is effective by filing a prospectus supplement as soon as practicable, but in any event within thirty (30) days following receipt of the Demand Registration Notice, and (ii) in the event the Demand Registration is to be made pursuant to Public Offering which is a “bought deal”, the Corporation shall attend to such preparations and filings as soon as is practicable in the circumstances taking into account the speed and urgency under which “bought deals” are conducted.

(b)	The Corporation shall not be required under this Article 6 to effect a registration of Eligible Securities in connection with a Demand Registration:

(i)	more than two (2) times within a twelve (12)-month period;

(ii)	if the Corporation has effected a registration of Eligible Securities in connection with a previous Demand Registration within the preceding one hundred and twenty (120) days;

(iii)	in respect of a number of Eligible Securities that would be reasonably be expected to result in gross proceeds to the Investor of less than an amount equal to 2.5% of the Corporation’s market capitalization, determined by multiplying the number of issued and outstanding Common Shares by the volume-weighted average price for the Common Shares on the TSXV or any other stock exchange on which the Common Shares are then listed and/or traded for the twenty (20) trading days ended on the day prior to the date of the Demand Registration Notice;

(iv)	in the event the Corporation determines in good faith that (x) either (A) the effect of the filing of the prospectus would reasonably be expected to materially interfere with or require the public disclosure of any material corporate development or plan (including, without limitation, a financing, an acquisition, a restructuring or a merger), or (B) there exists at the time material non-public information relating to the Corporation that the Corporation has a bona fide business purpose for preserving as confidential and the disclosure of which would be adverse to the Corporation, and (y) that it is therefore in the best interests of the Corporation to delay the filing of a prospectus at such time, in which case the Corporation’s obligations under this Section 6.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the request of the Investor (provided that such right of deferral may not be exercised more than once within a twelve (12) - month period).

(c)	In the Demand Registration Notice, the Investor shall indicate the intention to offer the Eligible Securities in connection with the sale of the Corporation’s securities to an underwriter in connection with a Public Offering (an “Underwritten Offering”) (and whether by way of “bought deal” or otherwise). If the Investor wishes to carry out the Demand Registration as an Underwritten Offering, the Investor and the Corporation shall enter into an underwriting agreement with the underwriters chosen by the Investor (which shall be satisfactory to the Corporation, acting reasonably), containing the representations and warranties of the Corporation and other standard terms and conditions usually found in underwriting agreements respecting secondary offerings. The Investor’s participation in, and the Corporation’s completion of, the Underwritten Offering is conditional upon the Investor and the Corporation agreeing that the terms of any underwriting agreement are satisfactory to them, each acting reasonably. The Corporation shall be entitled to retain counsel of its choice to assist it in fulfilling its obligations under this Section 6.1.

(d)	The Corporation shall be entitled to include Common Shares or securities convertible, exercisable or exchangeable for Common Shares that are not Eligible Securities in any Public Offering conducted in connection with a Demand Registration. Notwithstanding the foregoing, if a Demand Registration is an Underwritten Offering and the lead underwriter(s) notify the Corporation and the Investor that, in their reasonable judgement, the number or amount of securities requested to be included in such offering exceeds the number or amount of securities which may be sold in an orderly manner in connection with such offering, within a price range reasonably acceptable to the Investor, or that marketing-related factors require that the number of securities which may be included in such Public Offering be limited, the Corporation shall include in such Underwritten Offering (i) first, the number of Eligible Securities the Investor proposes to sell and (ii) second, the number or amount of securities the Corporation proposes to sell that may be accommodated in such Demand Registration based on the reasonable judgement of the lead underwriter(s).

6.2	Piggyback Registration Rights

(a)	If the Corporation plans to make one or more Public Offerings for its own behalf or on behalf of shareholders other than the Investor, on behalf of all of them, the Corporation shall give the Investor, provided that the Investor Percentage is at least 5%, written notice of the planned Public Offering at least ten (10) Business Days in advance of filing the preliminary prospectus or prospectus supplement for such Public Offering (the “Piggyback Notice”). Upon receipt of the Piggyback Notice, the Investor shall have seven (7) Business Days to indicate whether it wishes to include a specific number of Eligible Securities in the Public Offering (the “Piggyback Registration Right”), such number not to exceed its proportionate share of the Public Offering (i.e., a fraction the numerator of which corresponds to the product obtained by multiplying (a) the total number of Eligible Securities then held by the Investor by (b) the total number of Common Shares to be included in the Public Offering on behalf of the Corporation and on behalf of one or more shareholders, and the denominator of which corresponds to the total number of Common Shares issued and outstanding immediately before completion of the Public Offering) (the “Portion Subject to Piggyback Registration”). The Corporation shall make every commercially reasonable effort to ensure that a receipt or notice of effectiveness is issued, or a prospectus supplement is filed, in each case as required, for any prospectus relating to the Eligible Securities for which the Investor exercised its Piggyback Registration Rights and that they are included in the Public Offering (a “Piggyback Registration”), and the procedures set forth in Schedule “C” shall apply.

(b)	Notwithstanding any provision to the contrary herein, if a Public Offering is to be conducted on a “bought deal” basis, the ten (10) Business Day written notice required for the Piggyback Notice and the seven (7) Business Day deadline following receipt of the Piggyback Notice set forth in this Section 6.2 shall not apply and the Corporation shall send the Investor the prior notice as quickly as possible under the circumstances, taking into account the speed and urgency with which “bought deals” are currently conducted according to usual market practice, and the Investor shall only have such amount of time as is practicable under the circumstances to notify the Corporation whether or not it will participate, failing which the Corporation shall be free to proceed with such “bought deal” without the Investor’s participation.

(c)	Notwithstanding the foregoing, if, in connection with a Piggyback Registration (other than if initiated by the Investor), the lead underwriter(s) notify the Corporation that, in their reasonable judgement, the inclusion of requested Eligible Securities in such Public Offering exceeds the number of securities which may be sold in an orderly manner in connection with such Public Offering, within a price range reasonably acceptable to the Corporation, or that marketing-related factors require that the number of securities which may be included in such Public Offering be limited, the Corporation shall include in such Public Offering the portion of the Eligible Securities determined by such lead underwriter(s), according to the following priority: (i) first, the securities offered by the Corporation on its own behalf; and (ii) second, if there are additional securities which can be underwritten within a price range reasonably acceptable to the Corporation, given marketing-related factors, without leading to undue repercussions on the Public Offering of the offered securities after taking into account the inclusion of all the securities required according to Section 6.2(c)(i), the Eligible Securities for which the Investor could exercise its Piggyback Registration Right, provided that, if Eligible Securities requested to be included in such Public Offering are not otherwise included in such Public Offering, the Eligible Securities which are not included shall be included, to the fullest extent possible and according to the priority indicated in this Section 6.2(c)(ii) as it relates to the Investor participating in the Public Offering, in connection with an over-allotment option granted to the underwriters in connection with such Public Offering for the number of Eligible Securities requested to be included in such Public Offering and which were not otherwise included in such Public Offering, up to the Portion Subject to Piggyback Registration.

(d)	Notwithstanding the foregoing, if, in connection with a Piggyback Registration initiated by the Investor, the lead underwriter(s) notify the Corporation that, in their reasonable judgement, the inclusion of requested Eligible Securities in such Public Offering exceeds the number of securities which may be sold in an orderly manner in connection with such Public Offering, within a price range reasonably acceptable to the Corporation, or that marketing-related factors require that the number of securities which may be included in such Public Offering be limited, the Corporation shall include in such Public Offering the portion of the Eligible Securities determined by such lead underwriter(s) according to the priority set out in Section 6.2(c).

6.3	Withdrawal of Eligible Securities

(a)	The Investor shall have the right to withdraw its request to have its Eligible Securities included in a Demand Registration or Piggyback Registration under Sections 6.1 and 6.2, as the case may be, by giving the Corporation written notice of its withdrawal request, provided that: (i) such request is made in writing before the enforceable underwriting commitment (such as a bought deal letter) or the underwriting agreement regarding such Public Offering is signed; and (ii) such withdrawal is irrevocable and, once made, the Investor shall no longer have the right to include its Eligible Securities in the Public Offering regarding which such withdrawal was made.

(b)	Provided the Investor withdraws all its Eligible Securities from a Demand Registration or Piggyback Registration in accordance with Section 6.3(a) before a preliminary prospectus or prospectus supplement is filed, the Investor shall be deemed not to have participated in or requested such Demand Registration or Piggyback Registration, as applicable.

6.4	[Reserved]

6.5	Costs

(a)	In the case of a Demand Registration effected in accordance with Section 6.1, a Piggyback Registration effected in accordance with Section 6.2 or an Exempted Sale effected in accordance with Section 6.6, the fees and incidental costs related to the execution of a Public Offering (the “Offering Costs”) shall be paid by the Corporation; provided, however, the Investor shall be responsible for its Offering Costs and its share of the commission payable to the underwriters in connection with a Demand Registration or a Piggyback Registration effected through a Public Offering.

(b)	However, the Corporation shall not be required to pay the Offering Costs related to a Demand Registration effected in accordance with Section 6.1 hereof if the registration request is withdrawn at any time, at the Investor’s request (in which case such costs shall be paid by the Investor, but the Corporation shall make reasonable efforts to minimize such costs as soon as it becomes aware that the Investor has withdrawn the registration request).

6.6	Exempted Sales of Eligible Securities

(a)	The Corporation shall, in connection with any sale by the Investor of Eligible Securities in Canada under an exemption from the requirements to prepare a prospectus under Canadian Securities Laws, in the United States under Rule 144A or the so-called “Section 4(a)(1 1/2) exemption” or Section 4(a)(7) under the United States Securities Act of 1933, as amended (the “Securities Act”), or any other permissible exemption in the United States (or another jurisdiction) from the requirements to file a prospectus or register such securities under applicable securities laws (an “Exempted Sale”), at the expense of the Investor:

(i)	use good faith, commercially reasonable efforts to assist the Investor and its representatives in the preparation of documentation (including any offering memorandum, private placement memorandum or offering circular) required in order to fully effect such Exempted Sale of the Investor’s Eligible Securities; and

(ii)	subject to the entering into of a confidentiality agreement on customary terms, allow any prospective purchaser of the Investor’s Eligible Securities pursuant to such Exempted Sale to conduct reasonable due diligence on the Corporation, including making reasonable inquiries of its officers and management.

(b)	In connection with the consummation of any Exempted Sale, the Corporation shall also enter into customary agreements, including an underwriting, agency, placement, purchase or subscription agreement on customary market terms. The Investor agrees that the Corporation may participate in the negotiation of the terms of any such underwriting, agency, placement, purchase or subscription or similar agreement, and that completion of the Exempted Sale is conditional upon the terms of any such agreement being consistent with the terms of this Agreement and otherwise satisfactory to the Corporation, acting reasonably and in good faith.

(c)	For greater certainty, the Investor may, at its discretion, effect a sale of its Eligible Securities in any manner permitted by applicable securities laws, without reliance upon the provisions of this Agreement (in each case, a “Permitted Exempt Sale”)

6.7	U.S. Demand Registration Rights

(a)	If at any time when it is eligible to use a Form S-3 or Form F-3 registration statement (or, to the extent not available to the Corporation at such time, upon becoming eligible to use a resale registration statement on Form S-1 or Form F-1 after previously registering under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Corporation receives a request from the Investor to file a Form S-3 or Form F-3 registration statement (or, to the extent not available to the Corporation at such time, a Form S-1 or Form F-1 registration statement) with respect to its Eligible Securities having an anticipated aggregate offering price in an amount at least equal to 2.5% of the Corporation’s market capitalization, determined by multiplying the number of issued and outstanding Common Shares by the volume-weighted average price for the Common Shares on the TSXV or any other stock exchange on which the Common Shares are then listed and/or traded for the twenty (20) trading days ended on the day prior to the date of such request (the “US Demand Registration Notice”), then the Corporation shall as soon as practicable (and in any event within forty-five (45) days after receipt of the US Demand Registration Notice), file a Form S-3 or Form F-3 registration statement (or, to the extent not available to the Corporation at such time, a Form S-1 or Form F-1 registration statement), including the prospectus included in such registration statement and all exhibits to and all material incorporated by reference in such registration statement, with the United States Securities and Exchange Commission (the “SEC”) covering all Eligible Securities requested to be included in such registration statement by the Investor, as specified by the Investor in the US Demand Registration Notice, subject to the limitations under Section 6.7(b) below.

(b)	Notwithstanding the foregoing obligations, if the Corporation furnishes to the Investor requesting a registration pursuant to this Section 6.7 a certificate signed by the Corporation’s Chief Executive Officer stating that, in the good faith judgment of the Board and based upon the written advice of outside counsel, it would be materially detrimental to the Corporation and its shareholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant ongoing acquisition, corporate reorganization or other similar transaction involving the Corporation; (ii) require premature disclosure of material, non-public information that the Corporation has a bona fide business purpose for preserving as confidential; or (iii) render the Corporation unable to comply with the applicable requirements under the Securities Act, the Exchange Act, or Canadian Securities Laws, then the Corporation shall have the right to defer taking action with respect to such filing for a period of not more than ninety (90) days after the request of the Investor is given; provided, however, that the Corporation may not invoke this right more than once in any twelve (12) month period; and provided further that the Corporation shall not register any securities for the account of any other holder during such 90-day period.

(c)	The Corporation shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 6.7(a): (i) during the period that is sixty (60) days before the Corporation’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Corporation-initiated registration statement filed with the SEC, provided that the Corporation is actively employing in good faith commercially reasonable efforts to cause such registration statement or prospectus to become effective; or (ii) if the Corporation has effected two (2) registrations pursuant to Section 6.7(a) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as “effected” for purposes of this Section 6.7(c) until such time as the applicable registration statement has been declared effective by the SEC, unless the Investor withdraws its request for such registration, elects not to pay the registration expenses therefor, and forfeits its right to one demand registration statement pursuant to Section 6.7, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 6.7(c); provided, that, if such withdrawal is during a period the Corporation has deferred taking action pursuant to Section 6.7(c), then the Investor may withdraw its request for registration and such registration will not be counted as “effected” for purposes of this Section 6.7(c).

(d)	In the US Demand Registration Notice, the Investor shall indicate the intention to offer the Eligible Securities in connection with the sale of the Corporation’s securities to an underwriter through a prospectus in accordance with applicable United States securities laws (and whether by way of “bought deal” or otherwise). If the Investor wishes to carry out the demanded registration as an underwritten offering, the provisions of Sections 6.1(c) and 6.1(d) shall apply, mutatis mutandis, to the registration pursuant to the US Demand Registration Notice.

(e)	The rights granted pursuant to this Section 6.7 shall not be exclusive of any other right which the Investor may have under this Agreement, including with respect to the registration rights provided pursuant to Sections 6.6 and 6.8.

6.8           Registration in the United States

If the Corporation proposes to file any registration statement in the United States for the distribution of any Common Shares (or any other securities with respect to which such Common Shares have been exchanged or converted) to the public in the United States or Canada, the parties shall, prior to such distribution taking place, promptly supplement this Agreement so as to provide the Investor with registration rights enabling the distribution of Eligible Securities to the public in the United States that are at least substantially equivalent to the registration rights provided under this Agreement, including, without limitation, piggyback registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Section 6.2, and provisions relating to payment of costs and indemnification upon terms and conditions substantially equivalent to the terms and conditions set forth in Section 6.5 and Article 7, respectively.

6.9           Other Registration Rights

In the event the Corporation grants any registration right to any shareholder or future shareholder other than the Investor, the Corporation agrees to grant such registration rights, other than with the written consent of the Investor, provided that the Investor Percentage is at least 5%, only insofar as they do not contain any term or condition in favour of such shareholder or future shareholder which is more favourable than the registration rights granted to the Investor under this Article 6, and that, in the event there are terms or conditions of such nature in favour of such shareholder or future shareholder, they shall automatically be deemed to be included in this Article 6 and its amendments in favour of the Investor, with appropriate amendments as the context may require.

ARTICLE 7

DUE DILIGENCE; INDEMNIFICATION

7.1           Establishment; Reasonable Investigation

In connection with the exercise by the Investor of its registration right, and in connection with any participation by the Investor in a Public Offering, the Corporation shall give the Investor, the underwriter(s) of a Underwritten Offering or any other party identified by the Investor as having a valid interest in the transaction, as well as their respective legal advisers and auditors, the opportunity to participate in the preparation of the documentation necessary to carry out the transaction, and each of its amendments or supplements. The Corporation shall give each of them reasonable and usual access to the books and records of the Corporation as well as reasonable and usual opportunity to discuss the Corporation’s activities with its officers, auditors and legal advisers, and to make any reasonable and usual due diligence which the latter may reasonably request, provided such Persons agree to keep such information confidential.

7.2	Indemnification by the Corporation

(a)	In connection with a Demand Registration or a Piggyback Registration, the Corporation shall indemnify and hold harmless to the fullest extent permitted by law the Investor as well as its directors, officers, employees, shareholders and partners (collectively, “Investor Indemnified Parties”), with respect to any loss (excluding loss of profit), liability, claim, damages and costs whatsoever, including the sums paid in settlement of an investigation, ordinance, order, litigation, lawsuit or claim, whether joint or solidary, suffered or incurred, stemming from or based on a misrepresentation or alleged misrepresentation of a material fact contained in a prospectus, or an amendment thereof, including all documents incorporated therein by reference, or the omission or alleged omission of a material fact which must be disclosed in it or that is necessary to make the statements made therein not misleading in light of the circumstances in which they were made, or suffered or incurred and stemming from or based on the failure to comply with applicable Canadian Securities Laws (other than the Investor’s failure to comply with applicable Canadian Securities Laws); however, the Corporation shall not be liable under this Section 7.2 for any settlement of an action made without its written consent, which consent shall not be unreasonably denied or delayed; in addition, the indemnity contemplated by this Section 7.2 with regard to the Investor shall not apply to a loss, liability, claim, damages or costs insofar as they stem from or are established based on a misrepresentation or omission or an alleged misrepresentation or omission (i) made, based on and in accordance with written information provided to the Corporation by or on behalf of the Investor about the Investor for the purpose of preparing the prospectus, or (ii) found in a prospectus or a document incorporated by reference therein, in the case of a direct sale by the Investor (including a sale of Eligible Securities through an underwriter whose services are retained by the Investor in connection with an offering on behalf of the Investor only), if the Investor (or any Person acting on its behalf) has not sent or delivered a copy of the prospectus to the Person asserting such loss, liability, claim, damages or costs within the times prescribed for such purpose in applicable Canadian Securities Laws where such prospectus corrected such misrepresentation or omission, after the Corporation provided the Investor with a sufficient number of copies of such document within a time reasonably allowing the Investor (or the Person acting on its behalf) to send or deliver the copy thereof within the times prescribed for such purpose in applicable Canadian Securities Laws. All amounts paid by the Corporation to an Investor Indemnified Party under this Section 7.2 further to any such loss shall be reimbursed to the Corporation if a court determines in a final judgement without the possibility of appeal or review that such Investor Indemnified Party was not entitled to indemnification by the Corporation.

(b)	It is understood that the indemnification rights contemplated by Section 7.2(a) may be exercised by the Investor, and shall not be affected in any manner by the exercise or failure to exercise of such indemnification rights or the waiver thereof, in whole or in part, by another shareholder of the Corporation.

7.3	Indemnification by the Investor

(a)	In connection with a Demand Registration or Piggyback Registration, the Investor shall indemnify and hold harmless to the extent permitted by law the Corporation and its affiliates as well as each of their respective directors, officers, employees and shareholders, with respect to any loss (excluding loss of profit), liability, claim, damages and costs whatsoever, including the sums paid in settlement of an investigation, ordinance, order, litigation, lawsuit or claim, whether joint or solidary, suffered or incurred, stemming from or based on a misrepresentation or alleged misrepresentation of a material fact contained in a prospectus or an amendment thereof, including all documents incorporated therein by reference, or its omission or alleged omission of a material fact which must be disclosed in it or that is necessary to make the statements made therein not misleading in light of the circumstances in which they were made, or suffered or incurred and stemming from or based on the failure to comply with applicable Canadian Securities Laws by the Investor (for greater certainty, other than the Corporation’s or any other party’s failure to comply with applicable Canadian Securities Laws) in connection with the applicable Demand Registration or Piggyback Registration, but, in any case, only regarding misrepresentations or omissions or alleged misrepresentations or omissions made in the prospectus, including all documents incorporated therein by reference, and included based on and in accordance with written information provided to the Corporation by or on behalf of the Investor about the Investor for the purpose of preparing the prospectus; however, the Investor shall not be liable under this Section 7.3(a) for any settlement of an action made without its written consent, which consent shall not be unreasonably denied or delayed; in addition, the indemnity contemplated by this Section 7.3(a) shall not apply to a loss, liability, claim, damages or costs insofar as they stem from a misrepresentation or omission or an alleged misrepresentation or omission found in a prospectus if the Corporation (or any Person acting on its behalf, including the Persons who participate as underwriters for the offering or the sale of Eligible Securities in connection with a Demand Registration or Piggyback Registration, but other than an underwriter whose services are retained by the Investor in connection with an offering on behalf of the Investor only) has not sent or delivered a copy of the prospectus to the Person asserting such loss, liability, claim, damages or costs at the latest at the time of remittance of written confirmation of a sale of securities covered thereby to such Person where such prospectus corrected such misrepresentation or omission. The amounts paid by the Investor to a Corporation indemnified party under this Section 7.3(a) further to any such loss shall be reimbursed to the Investor if a court determines in a final judgement without the possibility of appeal or review that such Corporation indemnified party was not entitled to indemnification by the Investor.

(b)	Notwithstanding any provision of this Agreement or any other agreement, in connection with a Demand Registration or a Piggyback Registration, the Investor shall not be liable for the indemnification hereunder for an amount greater than the net proceeds paid to it in connection with the offering related to such Demand Registration or Piggyback Registration.

7.4	Contestation of Action by Indemnifying Parties

Each party entitled to indemnification under this Article 7 (the “Indemnified Party”) shall give notice to the indemnifying party (the “Indemnifying Party”) forthwith after such Indemnified Party gains actual knowledge of any claim regarding which an indemnity may be requested, but the failure to so notify the Indemnifying Party shall not release it from any liability it may have toward the Indemnified Party in accordance with this Article 7, except to the extent of the actual damage or harm caused by such notification delay. The Indemnifying Party shall be responsible for contesting such action, and shall retain the services of the legal advisers of its choice to the reasonable satisfaction of the Indemnified Party, and pay the costs thereof. The Indemnified Party shall have the right to retain the services of its own legal advisers in such a case, but the attorneys’ fees and legal costs of such legal advisers shall be paid by the Indemnified Party, unless the retaining of the services of such legal advisers has been authorized in writing by the Indemnifying Party in connection with the contestation of such action or unless the Indemnifying Party failed to retain the services of legal advisers to be in charge of contesting such action or the Indemnified Party reasonably concludes, based on the opinion of legal advisers, that the representation of it and the Indemnifying Party by the same legal advisers would be inappropriate given their actual or potential diverging interests (in which case the Indemnifying Party shall not have the right to direct the contestation of such action on behalf of the Indemnified Party), and in all such cases the fees and reasonable costs shall be paid by the Indemnifying Party; provided further that the Indemnifying Party shall in no case be required to pay the costs of more than one law firm acting as legal advisers with respect to all the Indemnified Parties in accordance with this sentence. In connection with the contestation of such a claim or dispute, no Indemnifying Party shall consent, other than with the consent of each Indemnified Party, to a judgement or settlement which (i) does not include as an essential term the granting by the claimant to such Indemnified Party of a release from any liability regarding such claim or dispute, or (ii) covers an injunction or similar recourse which could give rise to the establishment of a custom or practice contrary to the current business interests of the Indemnifying Party.

7.5           Survival

The indemnification contemplated hereunder shall survive the expiry of this Agreement and shall remain in effect notwithstanding any investigation made by or on behalf of the Indemnified Party or an officer or director of or Person having control over such Indemnified Party and shall survive any transfer of securities thereunder in favour of the Investor Indemnified Parties.

ARTICLE 8

MISCELLANEOUS

8.1           Termination

This Agreement shall terminate and all rights and obligations hereunder shall cease:

(a)	following a period of sixty (60) days from the date that the Investor Percentage ceased to be at least 5%, but provided that the Corporation shall have provided written notice to the Investor within five (5) days following the date upon which the Corporation has been made aware that such Investor Percentage has ceased to be at least 5% and the Investor has not come to again hold an Investor Percentage equal to at least 5% during such 60-day period; or

(b)	on the date on which the Corporation is dissolved, liquidated or wound up or on which the Corporation takes any action to acknowledge the insolvency of the Corporation or to consent to the appointment by a secured creditor of a receiver or person acting in a similar capacity or takes advantage of any bankruptcy or insolvency legislation.

8.2	Survival

The covenants of the Corporation in this Agreement shall survive the effective date and continue in full force and effect until fully performed in accordance with their terms or, in the case of any continuing obligations or negative covenants, indefinitely.

8.3	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

Hartree Partners, LP

1185 Avenue of Americas

New York, New York 10036

Email:	[***]
[***]

with a copy to:

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000

Toronto, Ontario M5K 1E7

Attention:	Evelyn Li and Laura Konkel
Email:	[***]
[***]

in the case of the Corporation:

Blue Moon Metals Inc.

220 Bay Street, Suite 550

Toronto, Ontario M5J 2W4

Attention:	Christian Kargl-Simard, CEO
Email:	[***]

with a copy to:

DLA Piper (Canada) LLP

Suite 5100, Bay Adelaide – West Tower

333 Bay Street

Toronto, Ontario M5H 2R2

Attention :	Vaughn MacLellan
Email :	[***]

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third (3rd) Business Day following the date of mailing; provided, however, that if at the time of mailing or within three (3) Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Either party may at any time change its address for service from time to time by giving written notice to the other party in accordance with this Section 8.3

8.4           Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.5           Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer its rights, benefits, duties and obligations under this Agreement, without the consent of the Corporation, to a direct or indirect wholly owned subsidiary of the Investor to whom it transfers Common Shares, provided that any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Corporation a duly executed undertaking to such effect in form and substance satisfactory to the Corporation, acting reasonably, and that the Investor shall remain subject to its duties and obligations under this Agreement to the extent that it continues to hold any Common Shares and this Agreement remains in force.

8.6           Announcements

No press release or other public disclosure with respect to this Agreement, the transactions contemplated herein, or the discussions, communications or negotiations leading up to the execution hereof, may be made except with the prior written consent and joint approval of each party; provided however that, where required to do so by applicable law, the Corporation may make a press release or other public disclosure notwithstanding the failure of the Investor to approve the text of such press release or other public disclosure, provided that the Corporation has made commercially reasonable efforts in the particular circumstances to allow the Investor an opportunity to comment on such press release or other public disclosure (including with respect to redactions to be made to this Agreement). The parties acknowledge and agree that the Corporation will issue a press release with respect to this Agreement promptly following the execution of this Agreement, the text of such announcement to be in a form approved by each of the Corporation and the Investor in advance, acting reasonably and without delay, the Corporation will be required pursuant to applicable Canadian securities laws to file this Agreement with such redactions as appropriate on SEDAR+. The Investor hereby consents to the disclosure of this Agreement through the issuance of a press release promptly following the execution of this Agreement and the filing of this Agreement on SEDAR+.

8.7           Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

8.8          Expenses

Except as otherwise expressly provided in this Agreement, each party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

8.9          Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

8.10        Right to Injunctive Relief

The parties agree that any breach of the terms of this Agreement by either party would result in immediate and irreparable injury and damage to the other party which could not be adequately compensated by damages. The parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting party, the other party shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other party may be entitled at law or in equity.

8.11        Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each party had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

8.12        No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

BLUE MOON METALS INC.

By:	“Christian Kargl-Simard”
Name: Christian Kargl-Simard
Title: President and Chief Executive Officer

HARTREE PARTNERS, LP
By its general partner, Hartree Partners GP, LLC

By:	“Stephen M. Semlitz”
Name: Stephen M. Semlitz
Title: Managing Director

SCHEDULE “A”

TECHNICAL COMMITTEE MANDATE

(See attached)

BLUE MOON METALS INC.

TECHNICAL COMMITTEE CHARTER

I.              ROLE AND OBJECTIVE

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Technical Committee (the “Committee”) of the Board of Directors (the “Board”) of Blue Moon Metals Inc. (the “Company”).

The objective of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	technical matters relating to the Company’s current and future natural resource projects and construction activities;

(b)	reviewing and making recommendations with respect to the Company’s environmental, safety and health policies and programs;

(c)	provision of guidance and strategic direction to the Company’s management team related to the current and future projects; and

(d)	any additional matters delegated to the Committee by the Board.

II.            COMPOSITION AND MEETINGS

The Committee shall be comprised of a minimum of three directors as determined by the Board of Directors. The Committee’s composition shall meet all independence, legal and regulatory requirements, as applicable. All members of the Committee will have familiarity with matters within the purview of the Committee, including a general familiarity with the mining industry, including environmental, social responsibility and health and safety practices. At least one member of the Committee should have an extensive background in mining operations.

The members of the Committee shall be elected by the Board, timing of which will be determined in its discretion, provided that if the members are not elected prior to the next annual shareholder’s meeting, then such member will be elected at the Board’s first meeting following the annual shareholders’ meeting. Unless a chair of the Committee (the “Chair”) is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Each member shall continue to be a member until a successor is appointed, unless the member resigns, is removed, or ceases to be a director. The Board, following consultation with the Committee, may fill a vacancy at any time.

The Committee shall meet at least once quarterly, and at such other times as required to carry out its duties effectively and in a timely manner. Notice of every meeting shall be given to each member of the Committee. The Chair of the Committee shall develop and set the Committee’s agenda in consultation with members of the Committee, the Board and management.

A majority of the members of the Committee shall constitute a quorum, and each member shall have one vote. Powers of the Committee may also be exercised by a written resolution signed by all members.

Technical Committee Charter

1

The Committee may invite such officers, directors and employees of the Company and its subsidiaries and other persons as it may see fit, from time to time, to attend its meetings and assist in discussions and affairs of the Committee. At each Committee meeting, management will provide updates on health and safety, environmental matters and technical initiatives.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

III.            RESPONSIBILITIES

As applicable throughout the Company’s current and future project development, the Committee shall:

(a)	assist management in overseeing the technical development and construction of the projects;

(b)	reviewing with management the long term technical risks and opportunities and ensuring that the Board is made aware of these risks and opportunities;

(c)	where appropriate, recommend Board approval of mineral reserve and mineral resource estimates prior to public dissemination;

(d)	where appropriate, recommend Board approval of technical reports, health and safety reports and annual mineral reserve and mineral resource estimates and ensure such disclosure complies with regulatory requirements;

(e)	review and monitor the Company’s health and safety practices and the Company’s sustainability practices to ensure that the Company is in compliance with applicable laws;

(f)	make periodic visits, as individual members or as the Committee, to the Company’s project sites in order to become familiar with the nature of the operations, and to review relevant objectives, procedures and performance with respect to technical and sustainability matters;

(g)	report to the Board following each meeting of the Committee and at such other times as the Board may consider appropriate; and

(h)	exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

Responsibilities of Chair

One of the main responsibilities of the Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Chair’s responsibilities shall include:

(a)	working with the Chair of the Board, the Chief Executive Officer and the Corporate Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

Technical Committee Charter

2

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	leading the Committee in periodically reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

IV.            AUTHORITY

The Committee will be granted access to all information regarding current and future projects and all directors, officers and employees will be directed to cooperate as requested by members of the Committee. The Committee has authority to engage independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities at the Company’s expense.

The Committee is granted the ability to form and delegate authority to subcommittees, comprised of one or more members of the Committee, as necessary or appropriate. Each subcommittee shall have the full power and authority of the Committee within the authority delegated to the subcommittee or member(s).

V.            REVIEW

The Committee and the Board shall annually assess the effectiveness of the Committee with a view to ensuring that the performance of the Committee accords with best practices and applicable law. The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

VI.            DURATION

The Committee will remain active until the Company determines it is no longer required, then it will be dissolved or its Charter reviewed for any further engagements or amendments.

VII.            APPROVAL

This Charter was approved by the Board on ____________, 2025.

Technical Committee Charter

3

SCHEDULE “B”

MOST FAVOURED NATION

•	Blue Moon covenants and agrees that, during the period commencing December 17, 2024 and ending on December 31, 2025, the Corporation will not offer or agree to equity financing terms or conditions (including, but not limited to, terms and conditions relating to pricing, number and type of securities, warrants and other sweeteners, information, governance and other investor rights) with any third party that are more favourable than those provided to the Investor (including, for clarity, the terms and conditions provided to the Investor in respect of the tranche 1 subscription agreement dated December 18, 2024, and in respect of the tranche 2 Subscription Agreement dated the date hereof).

•	Should the Corporation provide more favorable terms to any third party in respect of the tranche 1 equity financing, the Investor shall automatically be entitled to the same more favorable terms in respect of its subscription of Units under the tranche 1 subscription agreement dated December 18, 2024, retroactively if applicable, and without the need for separate negotiation or agreement (i.e., the tranche 1 subscription agreement shall be deemed automatically adjusted to reflect such more favorable terms).

•	Similarly, should the Corporation provide more favourable terms to any third party in respect of the tranche 2 equity financing, the Investor shall automatically be entitled to the same more favorable terms in respect of its subscription of Common Shares or other securities under the Subscription Agreement, retroactively if applicable, and without the need for separate negotiation or agreement (i.e., the Subscription Agreement shall be deemed automatically adjusted to reflect such more favorable terms).

•	The Corporation shall promptly notify the Investor of any agreement entered into with a third party that contains more favorable equity financing terms. Failure to comply with this notification requirement shall constitute a material breach of these provisions.

SCHEDULE “C”

REGISTRATION RIGHTS PROCEDURES

1.1. Registration Procedures

With respect to the Corporation’s obligations regarding the Demand Registration or Piggyback Registration hereunder effected through a Public Offering, the Corporation shall make the necessary efforts to ensure that a receipt is obtained, or a prospectus supplement is filed, for the offering of Eligible Securities of the Investor in one or more Canadian jurisdictions according to the Investor’s instructions and, to such end, the Corporation shall take the following steps as quickly as possible:

(a)	prepare and file with the commissions or other securities authorities of the Canadian provinces and territories (collectively, the “Canadian Securities Regulators”) a preliminary prospectus (where required or useful) and, as soon as possible thereafter, a final prospectus pursuant to and in accordance with applicable Canadian Securities Laws, including all continuous disclosure documents and other related documents which the Canadian Securities Regulators require to be filed with the prospectus, and make the necessary efforts for a receipt, where required, to be issued for the prospectus, it being understood that the Corporation shall provide the Investor and the lead underwriter(s), where applicable, with copies of the preliminary prospectus and final prospectus and of the amendments or supplements, as filed with the Canadian Securities Regulators, forthwith after the filing thereof;

(b)	prepare and file with the Canadian Securities Regulators the amendments and supplements to the preliminary prospectus and final prospectus which may be necessary to carry out the Public Offering of all such Eligible Securities and as required by the applicable provisions of applicable Canadian Securities Laws;

(c)	inform the Investor and the lead underwriter(s), where applicable, and (as needed) confirm the information in writing as soon as possible after the Corporation has been notified of (i) the time of filing or obtaining of a receipt for the preliminary prospectus and the final prospectus or any amendment thereof (a copy of such documents to be provided to the Investor and the lead underwriter(s), where applicable), (ii) any request by the Canadian Securities Regulators for an amendment to the preliminary prospectus or final prospectus or for additional information, (iii) the issuance by the Canadian Securities Regulators of a cease-trade order or stop order relating to the prospectus or an order prohibiting or suspending the use of a preliminary prospectus or final prospectus or the institution or threat of such proceedings for such purposes and (iv) the receipt by the Corporation of a notice relating to the suspending of the eligibility of the Eligible Securities for distribution or sale in a jurisdiction or the institution or threat of such a proceeding for such purpose;

(d)	notify the Investor and the lead underwriter(s), where applicable, forthwith any time the Corporation becomes aware of the occurrence of an event which makes the prospectus contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or if it becomes necessary for any other reason during the period of distribution of the Public Offering to amend or complete the preliminary prospectus or the final prospectus in order to comply with applicable Canadian Securities Laws and, as soon as possible in any such case, prepare and file with the applicable Canadian Securities Regulators and provide at no charge to the Investor and the lead underwriter(s), where applicable, a supplement or amendment of the preliminary prospectus or final prospectus which corrects the statement or omission or makes it compliant again;

(e)	make the necessary efforts to have removed any cease-trade or other order attributable to the Corporation suspending the use of a prospectus or the eligibility of the Eligible Securities forming the subject of the prospectus;

(f)	provide at no charge to the Investor and each lead underwriter, where applicable, subject to Section 6.5, a signed copy of the prospectus and as many certified signed copies of the prospectus as they may reasonably request, including the financial statements and schedules and all documents incorporated therein by reference, and give the Investor and its legal advisers a reasonable opportunity to examine the prospectus and provide the Corporation with their comments on the prospectus;

(g)	give the Investor and the lead underwriter(s), where applicable, as many commercial copies of the preliminary prospectus and final prospectus and any amendment or supplement thereof which such Persons may reasonably request (it being understood that the Corporation agrees to the use of the preliminary prospectus and final prospectus or any amendment or supplement thereof by the Investor and the lead underwriters, where applicable, in connection with the offer and sale of the Eligible Securities forming the subject of the preliminary prospectus and the final prospectus or any amendment or supplement thereof) and the other documents which the Investor may reasonably request in order to facilitate the disposition of the Eligible Securities by the Investor;

(h)	in connection with an Underwritten Offering, enter into the usual agreements, including an underwriting agreement with the underwriter(s), containing the representations and warranties of the Corporation and the other terms and conditions usually found in underwriting agreements relating to secondary offerings and the terms and/or indemnification agreements, essentially as set forth in Article 7; in any case, such agreements shall include provisions providing for the underwriters’ indemnification in favour of the Corporation regarding actual or alleged misrepresentations or omissions made in the prospectus or included based on and in accordance with written information provided to the Corporation by an underwriter;

(i)	as soon as possible after the filing with the Canadian Securities Regulators of a document incorporated by reference in the prospectus provide copies of such document to the Investor and its legal advisers and the lead underwriter(s), where applicable;

(j)	make the necessary efforts to obtain a usual legal opinion in form and substance similar to opinions normally provided by external legal advisers in connection with Public Offerings, addressed to the underwriters and the Investor, where applicable, and the other Persons which the underwriting agreement may reasonably specify as well as a usual comfort letter from the auditor(s) of the Corporation for the financial statements included or incorporated by reference in a prospectus;

(k)	if not already done, name a transfer agent and registrar for the Common Shares of the Corporation by the date the Public Offering closes;

(l)	participate in the marketing efforts which the Investor or the lead underwriter(s), where applicable, consider reasonably necessary, such as a road show, meetings with institutional investors and other similar events; and

(m)	take the other steps and sign and deliver the other documents which may be reasonably necessary to give full effect to the Investor’s rights hereunder.

1.2.	Investor’s Obligations

(a)	The Corporation may require that the Investor provide the Corporation with information concerning the Public Offering of such securities and other information relating to the Investor, its affiliates and their respective ownership of Common Shares (“Investor Information”) which the Corporation may reasonably request in writing from time to time in order to comply with applicable Canadian Securities Laws in each jurisdiction in which a Demand Registration or Piggyback Registration will be effected. The Investor agrees to provide such information to the Corporation to allow it to comply with the terms of this Agreement and applicable Canadian Securities Laws and to cooperate with it as needed to such end. The Investor shall notify the Corporation forthwith any time the Investor becomes aware of the occurrence of an event (to the extent it relates to the Investor, its affiliates or information provided by or on behalf of the Investor in writing) which makes the prospectus, including the documents incorporated therein by reference, contain a misrepresentation or contain an untrue statement or a material fact or omit to state a material fact required to be stated therein or that is necessary to make the statements made therein not misleading, or if it becomes necessary during the period of the Public Offering to amend or complete a prospectus (including a base shelf prospectus or a prospectus supplement), in each case with respect solely to Investor Information, to comply with Canadian Securities Laws.

(b)	In addition, if applicable Canadian Securities Laws so requires, the Investor shall sign any attestation or certificate forming part of a preliminary prospectus or final prospectus to be filed with the relevant Canadian Securities Regulators.

(c)	The Investor shall take all steps and sign all documents and acts required by the Corporation, acting reasonably, to complete the sale of its Eligible Securities in connection with such Public Offering, including signing the underwriting agreement entered into between the Corporation and the Investor in such regard, provided it contains the usual terms for this type of agreement, including the Investor’s representations and warranties, which shall be limited to the representations regarding the Investor’s beneficial ownership regarding its Eligible Securities, free of any lien or other charge (other than those pursuant to applicable Canadian Securities Legislation) and the Investor’s ability, power, authority and right to enter into such an underwriting agreement and carry out the transactions contemplated therein without breaching any other undertaking by the Investor.

(d)	Upon receipt of a notice from the Corporation concerning the occurrence of an event of the type described in Section 1.1(d) of this Schedule “C”, the Investor shall cease forthwith the disposition of Eligible Securities under the prospectus until the completed or amended prospectus, as contemplated by Section 1.1(d) of this Schedule “C”, has been filed or until the Corporation advises the Investor that use of the prospectus, as amended or completed, may resume and it has received copies thereof or of any other filed document which is incorporated by reference in the prospectus.